Exhibit 12.1

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2002	2001	2002	2001
DETERMINATION OF RATIO OF
EARNINGS TO FIXED CHARGES
Income (loss) before provision for income taxes	$2,593	$(2,006)	$5,682	$(1,662)
Fixed charges
Amortization of deferred financing costs	270	239	540	479
Interest expense	4,565	4,949	9,123	10,104
Earnings before fixed charges	7,428	3,182	15,345	8,921
Fixed charges
Amortization of deferred financing costs	270	239	540	479
Interest expense	4,565	4,949	9,123	10,104
Total fixed charges	4,835	5,188	9,663	10,583
Ratio of earnings to fixed charges	1.54X	0.61X	1.59X	0.84X